EXHIBIT 10.2

                                 WALTER FEY, CPA
                             366 Mass Ave, Suite 303
                               Arlington, MA 02474
                               TEL (781) 641-9889
                               FAX (781) 641-9889
                              Email: wfcpa@aol.com





            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



I hereby consent to the incorporation by reference in the previously filed Registration Statements on Form S-8 (No. 333-110696, 333-100971 and 333-11650)
of B.O.S Better Online Solutions Ltd. ("BOS") of my report Dated January 16, 2004, with respect to the financial statements of Surf Communications Solutions Inc. included in this Annual Report on Form 20-F/A for the year ended December 31, 2003.




Arlington, MA
February 28, 2005

                                                             /S/ Walter Fey, CPA

                                                               Walter Fey, CPA